Exhibit 99.2

Overview

Financial results in the quarter were strong with net income of $1.6 billion or $1.19 per common share and FFO of $569 million or $0.84 per share. Both strong operations and value increases contributed to the results during the quarter.

We continue to build out our global operations and expand the depth and breadth of our business. Our success in achieving our growth has been in part been due to the strong returns in real assets over the past five years. These returns should continue to be achievable, which is in sharp contrast to returns expected from government treasuries, where investors are now facing negative to nil real returns, with the prospect of substantial capital loss in the future. Alternatively, our investment proposition for clients is a solid cash on cash return with the prospect of increased asset values over time.

During the quarter, total assets under management increased to $192 billion and fee bearing capital under management increased to $84 billion. Fund flows to all of our strategies were strong and we see no signs of that abating. Fee bearing capital is currently as follows:

As at June 30, 2014 (US$ billions)	Fee Bearing Capital
Listed partnerships	$ 39
Private funds	29
Public markets	16
$ 84

Our long-term goal is to ensure Brookfield remains one of the premier global brands for real asset investing. Today, we are among the largest asset managers in the world in each of our core businesses and we continue to build out the franchise to keep it this way.

We believe that our investment products are ideally suited for the large pools of capital that are being accumulated both in sovereign wealth and institutional funds globally, and the aging and wealthy population of the developed world. These groups are all seeking investment products with a combination of income, growth and security.

Our private funds are directed towards sovereign wealth funds, government and corporate pension plans, and other institutional clients who continue to amass large pools of capital. Real asset strategies are particularly well suited for their long-term horizons, and we continue to grow our relationships with all of these groups.

Our three publicly listed partnerships target stock market investors, but are particularly suitable for individual shareholders, and those who manage capital for them through listed security mandates. Our listed partnerships allow these investors access to the same high quality assets which we offer to our large institutional clients. Given the increase in wealth in the developed world population, and the demographics of these economies, we believe we are still in the early stage of a major shift in allocations to real asset strategies such as the ones that we offer.

Operations

Our flagship Real Estate Opportunity Fund committed to a number of transactions and with projects in the pipeline will soon have invested over 75% of its $4.4 billion of capital, which puts us in a position to launch a successor fund. Our private Infrastructure Fund is approximately 50% committed with a significant number of renewable power and district energy investments completed in the first half of the year. Our listed renewable power partnership issued C$325 million of units to fund its portion of these transactions, and our listed property partnership issued approximately $500 million of units to complete the final take-up of its office subsidiary. Total committed but undrawn capital from clients is ±$10 billion in aggregate, which is on top of ±$6 billion of liquidity on our corporate balance sheets.

1 | Brookfield Asset Management Inc. – Q2 2014 Letter to Shareholders

Our property group operating results were on target for the quarter and significant gains were recorded from value increases across the portfolio. We agreed to acquire a 17 million square foot portfolio of office properties in India for approximately $580 million of equity and made numerous follow-on investments in all of our operations. In downtown New York, we signed major leases with Time Inc. and Bank of New York Mellon at Brookfield Place New York, dealing with a majority of our vacancy. We also invested approximately $450 million of equity in new retail projects in Manhattan. We took advantage of the attractive capital markets, completing $7 billion of new financings including the refinancing of our Atlantis resort in the Bahamas with a new seven year, $1.75 billion mortgage.

Our renewable energy group results benefitted from an expanded portfolio of assets, and increased energy prices and capacity sales. FFO increased 5% to $83 million from the same quarter last year. Results were also buoyed by higher energy prices in Brazil which have risen in the past six months due to dry conditions and lack of investment, as well as in North America due to increasing economic activity and higher natural gas prices. As a result, we have started to lock in long-term contracts on former merchant power. We closed the purchase of a $690 million, 750 megawatt Irish wind portfolio. We expanded our portfolio in the northeastern U.S. by committing to acquire the remaining two thirds of a 417 megawatt hydroelectric facility in Pennsylvania for $613 million.

Our infrastructure group recorded $53 million of FFO, which was in line with our expectations and represented a solid improvement on comparative or ‘same store’ results. This was due to stronger performance, organic growth initiatives and acquisitions over the past three years. Subsequent to quarter end, we announced plans to acquire a natural gas storage facility in California. We continue to move forward on the acquisition of a 27% interest in a Brazilian rail and port business. This transaction is a partnership with one of the world’s premier mining companies, and consists of 4,000 kilometres of railroad, integrated with five inland terminals and three ports. We are also working toward closing the purchase of district energy systems in Chicago, Seattle and Las Vegas.

Our private equity group had good results, as compared to exceptional results last year. Our housing business in North America was strong as margins continue to recover. Housing results in Brazil were slow as we restructure the business. Construction operations continue on track with a strong backlog of projects in London, Australia and the Middle East. Our building product companies recorded good results, though performance fell short of what we experienced during an exceptional quarter of very high prices and volumes last year.

Market Environment

Equity markets in the U.S. are near highs, and asset pricing in a number of markets is strong. As a result, we are being very selective with respect to asset acquisitions in some markets and are continuing to monetize investments where it makes sense.

Global economic conditions are good, despite all of the macro-economic noise. The U.S. continues to recover, although we may have to set aside the widely-shared view that the rebound should be more robust than it is; and just get used to this new environment. Fortunately for us, our business works very well in these circumstances. Emerging economies are slow, and are not the most popular investment flavour this month. As a result, capital is scarce, which favours us as we look for investments which meet our performance hurdles.

As we have stated before, we claim no unique insight on monetary policy. But it is clear to us that with interest rates at historic lows, the cost of borrowing will rise at some point in the future, as we do not believe that the U.S. will follow a deflationary path similar to the one seen in Japan. As a result, there is a high probability that rates will increase in the future, and hence our goal is to protect our investments as much as possible against this risk. We would note that while this rate increase seems unlikely or even remote today, in our contrarian view, this is even more the reason to take action.

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We continue to use our access to global credit markets to lock in much of our debt at extremely attractive medium and long-term rates. In addition, our business model is to own high quality real assets that tend to increase in value at a rate that exceeds inflation. And, as many of our real assets generate cash from leases and contracts that feature inflation protection, we are further protected.

We continue to lock in fixed term interest rates even though it has an enormous short-term cost to our cash flow and income statements. Our strategy is to have a balance sheet that is bulletproof as insurance against unforeseen events, and we continue to see this as prudent.

To give you an indication of the cost of this “insurance,” consider that on our own balance sheet, our proportionate share of fixed rate debt is approximately $20 billion. By fixing the interest rates on this debt instead of paying floating rates, we pay rates that are on average 200 basis points greater than what we would otherwise pay. This means that we are paying over $400 million annually out of our cash flow to secure this protection. Stated differently, at a 20 times multiple, we could add $8 billion of “value” in the market by floating these financings. But we choose not to take this risk, as we can still earn very good returns on our capital and this protects us against both liquidity risk and the risk of increases in interest rates.

Investing in This Environment

In the context of much greater liquidity in the capital markets and investors being more aggressive on acquisitions, we are often asked how we can continue to invest capital and adhere to our value investing principles. We believe that the answer lies in sticking to our competitive advantages, which are size of capital, global scale and operating presence.

In respect of size of capital, we try to focus on transactions where only a few investors can compete with us. In addition, our readily available capital allows us to work on many transactions, assuming that some will not close, but knowing that should they all close, we have the resources needed to meet our commitments. Lastly, it allows us to take calculated “risks” that a small investor may not be able to take, as a mistake could overwhelm their fund.

Our global scale allows us to move our resources to the places with the least amount of capital. Currently, the view that there are large amounts of capital in the markets primarily comes from investors and lenders focused on the U.S. and some parts of the UK/Europe. In Brazil, the opposite is true. Therefore, we have found a number of great investments recently, and we believe we will continue to find good opportunities because of the lack of capital flowing to the country. This dynamic also applies to India and China to a lesser extent.

Most importantly, our global presence allows us to turn ideas into actionable opportunities. It is one thing to say that you believe you can buy for value in Brazil and India. It is another to turn that idea into reality. Our global scale with people in all of these markets makes the difference in finding the opportunities, having the confidence to make investments, executing on an investment idea, and delivering the operating results afterward.

Our operating presence provides us with knowledge of markets from the grass-roots level, but also provides us the confidence to take on investments which require patience, and a lot of effort over a long period of time. As an example, our latest acquisition of 17 million square feet of office properties in India would not have been possible without our presence in the country, but we would not have had the confidence to complete the transaction if we were not one of the largest global developers and contractors of office buildings. In addition, our operating platforms generate substantial capital investment opportunities in and of themselves as we reinvest in our operations, buy other adjacent operations, or buy partners out of assets. Our close to $200 billion portfolio generates many attractive opportunities each year, and often these are the lowest risk and the highest return transactions.

3 | Brookfield Asset Management Inc. – Q2 2014 Letter to Shareholders

Management of Public Market Securities

We manage capital in three forms for clients. This enables us to have much broader access to capital and enables us to be more agnostic to the structure of opportunities we see in the market when we see exceptional value. The first element of our asset management business is our flagship listed partnerships for property, renewable energy and infrastructure. The second is our private funds, which are centred on the series of flagship private funds we offer for institutional clients – one each for property, infrastructure and private equity. The third element is our public market strategies, which are in the form of listed real estate and infrastructure stocks or credit strategies which we manage for clients, either in the form of mutual funds, hedge funds or separate accounts.

A significant number of the listed securities we manage for clients are held in separately managed accounts, but we also manage three registered mutual funds in the U.S., three UCITS funds in Europe, 12 closed-end funds in the U.S. and Canada, and four hedge funds. During the quarter, we raised approximately $200 million in Canada for our latest closed-end income fund called Brookfield Select Opportunities Income Fund.

Our public market group is focused predominantly on real estate and infrastructure equity securities, but we are broadening out with a number of credit funds. Last year we experienced very strong net client inflows into these strategies, raising a total of approximately $4 billion. This strong growth has continued into 2014, with over $1 billion of net client inflows year to date.

In addition to the net client inflows, market appreciation increased our assets under management in 2014 by nearly $2 billion as we recorded excellent performance in all of our core areas. Last year, we earned $30 million in performance fees, in addition to base fees of $70 million. For the first six months of 2014, we have earned performance fees of approximately $46 million, of which $34 million will not be recognized in income until they are locked in. This is in addition to base fees increasing 21% to $85 million.

During the quarter, we also sold our low margin investment grade bond business with $7 billion of assets under management. Excluding this group, our assets under management are now $16 billion, up 16% from $13.8 billion at the end of 2013. For the six months of 2014, our total revenues are $58 million, up 29% from the prior year. Our new business pipeline remains very strong as investors continue to seek yield and increase their allocations to real assets.

Effects of Disruptive Technologies on Backbone Infrastructure

Our businesses are focused on owning backbone infrastructure assets of the global economy – power plants, ports, toll roads, pipelines, electricity transmission lines, office properties and retail malls. Most of these assets are critical to the global economy and while technology can and does affect each of these businesses around the edges, the core operations are not generally affected.

Two businesses that we do own which have a greater risk of disruption from technology are our retail shopping centre business and our renewable power operations. However, we are confident that the segments of each business where we have invested have significant competitive advantages and will continue to provide strong long-term value, but we are more watchful of long-term trends with respect to these operations versus others.

With regards to our shopping centre business, much has been written about the rise of e-commerce sales and its impact on stores. We believe retail stores are at the heart of a multi-faceted (omni-channel) shopping experience as evidenced by the fact that 90% of all retail sales are transacted in physical stores, and it is upwards of 95% when you include “bricks and clicks” retailers that have a combined physical and digital presence. Rather than working against it, digital commerce complements physical stores and vice versa. As an example, brick and mortar retailers report e-commerce sales increases three to five times in markets where they open a store, and as a result of this we see more and more online retailers now opening physical stores.

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Furthermore, our focus has been to concentrate our investments in premium quality, well located shopping centres which provide a greater customer experience to shoppers. These are centres where people like to spend their time and enjoy themselves. In addition, retailers are innovating and integrating omni-channel experiences into their business models, such as “same day” delivery and enhanced mobile applications. As a result, we believe strongly that premium retail centres will continue to thrive in conjunction with the internet.

The second business where we invest and where technology continues to evolve and change the environment is our power operations. Wind and solar costs continue to decrease and have at a rapid pace over the past 10 years. This has enabled wind and solar power to close the gap towards being economic without government subsidies, but has not yet been achieved. More recently, application of technologies, such as roof top solar solutions, has challenged the traditional value chain of delivering energy to consumers, and these changes will continue to evolve.

In response, we have positioned ourselves with low cost hydro and wind facilities in markets with high scarcity value. We believe that our portfolio will always be at the low end of the cost curve, and will be further advantaged when carbon emissions are increasingly charged into the cost curve. We have also positioned ourselves in markets which we believe have load growth over time and/or are constrained in their capacity expansion in some way. While we are not exactly sure where the energy markets will settle, we believe that our assets should stand the test of time and be very valuable under virtually all the scenarios that could play out.

U.S. Housing Markets

We own a number of businesses which are impacted by U.S. housing. These include our U.S. residential land and housing operations, our U.S. multifamily business, two investments in oriented strand board companies (whose product is used predominantly in housing construction), an interest in a U.S. residential brokerage company and other private equity investments whose revenues benefit from increased housing production.

During the period 2009 to 2012, the U.S. housing markets reacted as we had expected. Sales of new homes bottomed at approximately 500,000 per year and over the ensuing period increased to just over one million. Values of housing and land recovered to varying degrees in virtually all of the markets, and the mortgage market while not robust, offers mortgages to borrowers with a good amount of equity and a strong expectation of being able to meet the terms of the mortgage. Valuations of housing investments in the stock market doubled or tripled during this period and margins earned on sales began to recover.

In 2013, and continuing into 2014, there was a pause. Many economic prognosticators have offered reasons for this, ranging from fewer first time buyers, lack of confidence, lack of mortgages, employment issues, and the recent memory of the collapse in 2008/2009. We agree with elements of all these factors to some degree, but also add a further observation, which is merely delayed timing because of lack of lot supply, lack of labour to build and lack of demand. Our experience is that it always takes longer than one expects to achieve an economic recovery in a sector which has undergone significant duress. In fact, given the carnage, conditions in the U.S. residential housing market are actually pretty good.

Despite the above comments, we strongly believe that we are still on track to achieve 1.5 million home sales annually in the U.S. It may just take longer than many had thought. We believe that we are merely in a period of consolidation from which we will eventually proceed forward to sales numbers which match equilibrium. We draw some of these conclusions from the housing collapse in the late 1980s to early 1990s, but also drawing on our experiences with the commercial real estate collapse of 1992, the oil collapse of the 1980s, and the technology collapse of the late 1990s.

5 | Brookfield Asset Management Inc. – Q2 2014 Letter to Shareholders

Energy Future Holdings

Energy Future Holdings (EFH), formerly TXU, was the largest private equity buyout ever completed. Recently, with $40 billion of debt, it filed for bankruptcy in the United States. EFH is the main generator and distributor of electricity in the State of Texas.

Similar to many restructurings that we have been involved with, such as General Growth Properties, our view is that EFH is a great company, but was burdened with a very bad capital structure. This view is informed by our presence as a major generator of electricity across the U.S. and our substantial operating presence in Texas, where we are the largest owner of both office properties and retail malls in the State. In addition, we are completing construction of electrical transmission lines bringing power from wind facilities into the Houston area, and recently purchased the district energy system in downtown Houston.

As a result of these views, we have accumulated a very substantial amount of debt within the company’s power generation and distribution subsidiary in our private equity funds, and as one of the largest creditors have recently been in discussions about the future of EFH and its restructuring with other constituents.

We believe that EFH is critical to the infrastructure of Texas and that it has a great future. We intend to work with management to assist them make EFH into a solidly financed company for the long term, and expect to become a major cornerstone investor in EFH when it emerges from bankruptcy.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

August 8, 2014

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